SHININGBANK
Energy Ltd.

06014581

RECEIVED
SEC MAIL PROCESSING
JUN 21 2006
WASH. D.C.
160 SECTION

June 15, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

Re: Rule 12g3-2(b) Submission – Commission File No. 82-34977

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Shiningbank Energy Income Fund hereby furnishes to the Commission the following:

1. Security Holders Document – Agreement Amending and Restating Unitholders' Rights Plan Agreement dated May 16, 2006
2. Press Release dated June 15, 2006

If you have any questions or concerns, please call me at 403-268-9519 or send an e-mail to mdesrosiers@shiningbank.com.

Very truly yours,

SHININGBANK ENERGY LTD.

Murray J. Desrosiers
Corporate Secretary & General Counsel

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

dlw 6/22

H:\SEC\Cover Ltr 2006-06-15.DOC

1310, 111-5th Avenue S.W., Calgary, Alberta T2P 3Y6 | Telephone: (403) 268-7477 Fax: (403) 268-7499 E-mail: shiningbank@shiningbank.com

SHININGBANK
Energy Income Fund

June 15, 2006

TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces July 2006 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for July 2006 will be **C$0.25 per unit. The distribution is payable on July 15, 2006 to unitholders of record on June 30, 2006. The ex-distribution date is June 28, 2006.** This represents a 15.4% annualized pre-tax cash-on-cash yield based on the June 14, 2006 closing price of $19.48 per unit.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 77%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email:	irinfo@shiningbank.com
Telephone:	(403) 268-7477
Facsimile:	(403) 268-7499
Toll Free:	(866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.

AGREEMENT AMENDING AND RESTATING UNITHOLDERS' RIGHTS PLAN AGREEMENT

May 16, 2006

Recitals

A. Shiningbank Energy Income Fund (the "Trust"), Shiningbank Energy Ltd. ("SEL") and Montreal Trust Company of Canada ("MT") entered into a Unitholders' Rights Plan Agreement dated January 25, 2000 (the "URP Agreement") with MT acting as Rights Agent thereunder.

B. Pursuant to an Assignment Agreement dated January 16, 2002 among the Trust, SEL, MT and Computershare Trust Company of Canada ("Computershare"), MT transferred and assigned to Computershare all of its rights, powers, duties and obligations under the URP Agreement and resigned as Rights Agent.

C. At unitholders' meetings held in 2002 and 2004, the unitholders of the Trust reconfirmed the URP Agreement and at the unitholder meeting in 2006, the unitholders approved an extension of the URP Agreement.

D. In addition to the extension of the term of the URP Agreement, the Trust, SEL and Computershare wish to make certain other amendments to the URP Agreement, such amendments having been approved by the unitholders of the Trust at the unitholders' meeting held in 2006.

E. The parties hereto wish to restate the URP Agreement to reflect the above.

The parties agree as follows:

ARTICLE 1
AMENDMENT AND RESTATEMENT

1.1 Amendment

The URP Agreement shall be amended, effective as of the date hereof, such that the definition of:

(a) "Expiration Time" as contained in Section 1.1 will now read as follows:

"Expiration Time" means the earlier of: (i) the Termination Time; and (ii) the Close of Business on the date of the annual meeting of the unitholders of the Trust at which the Independent Unitholders do not approve the resolution referred to in section 5.21;

(b) the following provision will be added as Section 1.7:

The Parties hereto acknowledge that the Trustee/Shiningbank is entering into this agreement solely in its capacity as trustee/administrator on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, Shiningbank or any of the unitholders of the Trust such that any recourse against the Trust, the Trustee, Shiningbank or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including

without limitation claims based in contract, on negligence or tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the "Trust Fund" as defined in the Trust Indenture.

(c) the following provision will be added as Section 3.3:

Nothing contained in this Article 3 shall be considered to affect the obligations of the Board to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board shall not be entitled to recommend that holders of the Trust Units reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals with respect to any Take-over Bid) that the Board believes is necessary or appropriate in the exercise of its fiduciary duties.

(d) Section 5.19 shall read as follows:

Upon being confirmed and approved by resolution passed by a majority of the votes cast by Independent Unitholders who vote in respect of confirmation of this Agreement at a meeting of unitholders to be held not later than the date on which the annual meeting of unitholders of the Trust held in 2006 terminates, this Agreement shall be effective and in full force and effect in accordance with its terms from and after the Effective Date and amends, restates and replaces in its entirety the Original Agreement. Pending such reconfirmation and approval only the provisions of this Section 5.19 and Sections 5.4, 5.17, 5.21 and 5.22 and defined terms referred to in such Sections shall be effective and in full force and effect.

(e) Section 5.21 shall read as follows:

At the annual meeting of unitholders of the Trust held in 2009, and at every third annual meeting of unitholders of the Trust held thereafter, provided that a Flip-in Event has not occurred prior to such time, the Board shall submit a resolution to the Independent Unitholders for their consideration and, if thought fit approval, ratifying the continued existence of this Agreement. For greater certainty, any such annual meeting of unitholders will be held in accordance with applicable laws and the formation documents of the Trust. If a majority of the votes cast by Independent Unitholders who vote in respect of such resolution are voted against the continued existence of this Agreement, the Board shall, immediately upon the confirmation by the chairman of such unitholders' meeting of the result of the vote on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

and certain other immaterial amendments will be made to the URP Agreement for purposes of clarity as set out in the restatement.

1.2 Restatement

The URP Agreement shall be restated to give effect to the amendments referred to in 1.1 above, such restatement to be in the form attached hereto as Schedule "A" to this Agreement.

ARTICLE 2
CONTINUATION

2.1 The URP Agreement, as amended and restated as aforesaid, shall continue in full force and effect in accordance with the terms thereof.

ARTICLE 3
MISCELLANEOUS

3.1 **Enurement**

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

3.2 **Waivers in Writing**

No waiver by any party hereto of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other party hereto unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

3.3 **Amendments**

No amendment, alteration or variation of this Agreement or any of its terms or conditions shall be binding upon the parties hereto unless made in writing and signed by the duly authorized representatives of each of the parties hereto.

Executed and delivered.

SHININGBANK ENERGY INCOME FUND by its Administrator, SHININGBANK ENERGY LTD.

Per: *"Signed"*
David M. Fitzpatrick

Per: *"Signed"*
Bruce K. Gibson

SHININGBANK ENERGY LTD.

Per: *"Signed"*
David M. Fitzpatrick

Per: *"Signed"*
Bruce K. Gibson

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: *"Signed"*
Karen Biscope

Per: *"Signed"*
Patricia Selby

SCHEDULE "A"

UNITHOLDERS' RIGHTS PLAN AGREEMENT

AMONG

SHININGBANK ENERGY INCOME FUND

- and -

SHININGBANK ENERGY LTD.

- and -

MONTREAL TRUST COMPANY OF CANADA

Dated: January 25, 2000 and Amended and Restated as of May 16, 2006

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

Page

AMENDED AND RESTATED AS OF MAY 16, 2006

UNITHOLDERS' RIGHTS PLAN AGREEMENT

THIS AGREEMENT made as of the 25th day of January, 2000.

AMONG:

SHININGBANK ENERGY INCOME FUND, an open-ended investment trust created under the laws of Alberta (hereinafter referred to as the "Trust")

- and -

SHININGBANK ENERGY LTD., a body corporate incorporated under the laws of Alberta (hereinafter referred to as "Shiningbank")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as the "Rights Agent")

WHEREAS pursuant to Articles 7.1 and 7.2 of the Tenth Supplemental Trust Indenture of Shiningbank Energy Income Fund (the "Trust Indenture") dated September 6, 2005, as amended from time to time, between Shiningbank and Computershare Trust Company of Canada, as Trustee of the Trust (the "Trustee), the Trustee may exercise from time to time in respect of the Trust any and all rights, powers and privileges that could be exercised by a beneficial owner of the trust units of the Trust and the Trustee possesses and may exercise all rights, powers and privileges appertaining to the ownership of all or any part of the assets of the Trust;

AND WHEREAS pursuant to Section 3.1(a) of the Administrative Services Agreement dated October 9, 2002, as amended from time to time, between Shiningbank and the Trustee, Shiningbank has the authority to exercise the specific powers and authorities of the Trustee set forth in Articles 7.1 and 7.2 of the Trust Indenture;

AND WHEREAS the Board of Directors of Shiningbank (the "Board") has determined, after careful consideration of the recommendations received from its advisors, that it is advisable for the Trust to maintain the unitholder rights plan (the "Rights Plan") to ensure, to the extent possible, that all unitholders of the Trust are treated fairly in connection with any take-over offer for the Trust, to protect the Trust and its unitholders from unfair, abusive or coercive acquisition tactics, and to provide sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize unitholder value;

AND WHEREAS, in order to implement the Rights Plan, the Board has:

(a) authorized the issuance of one right (a "Right") in respect of each Trust Unit (as hereinafter defined) outstanding at the Record Time (as hereinafter defined);

(b) authorized the issuance of one Right in respect of each Trust Unit issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and

(c) authorized the issuance of Rights Certificates (as hereinafter defined) to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Trust pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Board desires to appoint the Rights Agent to act on behalf of the Trust and holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

AND WHEREAS this agreement was originally entered into by the Trust, Shiningbank and the Rights Agent as of January 25, 2000 and has been amended from time to time since then (such agreement as amended being the "Original Agreement");

AND WHEREAS the Original Agreement is hereby amended and restated as provided herein (the Original Agreement as so amended and restated being herein referred to as the "Agreement");

NOW THEREFORE in consideration of the premises and respective agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Certain Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a) "Acquiring Person" means any Person who is the Beneficial Owner of 20% or more of the outstanding Trust Units of the Trust; provided, however, that the term "Acquiring Person" does not include:

(i) the Trust or any Subsidiary of the Trust;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units of the Trust as a result of any one or a combination of:

(A) a Trust Unit Reduction;

(B) a Permitted Bid Acquisition;

(C) Trust Unit acquisitions: (1) n respect of which the Board has waived the application of Section 3.1 hereof pursuant to subsections 5.1(b), (c) or (d); or (2) which were made on or prior to the date of this Agreement; or

(3) which were made pursuant to a distribution reinvestment plan of the Trust; or (4) pursuant to the receipt or exercise of rights issued by the Trust to all the holders of the Trust Units to subscribe for or purchase Trust Units or Convertible Securities, provided that such rights are acquired directly from the Trust and not from any other person; or (5) pursuant to a distribution by the Trust of Trust Units or Convertible Securities made pursuant to a prospectus; or (6) pursuant to a distribution by the Trust of Trust Units or Convertible Securities by way of a private placement by the Trust or upon the exercise by an individual employee of Trust Unit options granted under a Trust Unit option plan of the Trust or rights to purchase securities granted under a Trust Unit purchase plan of the Trust;

provided that: (i) all necessary stock exchange approvals for such private placements, Trust Unit option plan or Trust Unit purchase plan have been obtained and such private placement, Trust Unit option plan or Trust Unit purchase plan complies with the terms and conditions of such approvals; and (ii) such Person does not become the Beneficial Owner of more than 25% of the Trust Units outstanding immediately prior to the distribution, and in making this determination the Trust Units to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Trust Units immediately prior to the distribution ("Exempt Acquisition");

(D) the acquisition of Trust Units upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as hereinafter defined) ("Convertible Security Acquisitions"); or

(E) acquisitions as a result of a distribution of Trust Units or a Trust Unit split or other event pursuant to which such Person receives or acquires Trust Units or Convertible Securities on the same pro rata basis as all other holders of Trust Units of the same class ("Pro Rata Acquisitions");

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Trust Units then outstanding by reason of any one or a combination of a Trust Unit Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition, and thereafter becomes the Beneficial Owner of an additional 1% of the outstanding Trust Units (other than pursuant to any of the foregoing) then, as of the date that such Person becomes a Beneficial Owner of such additional Trust Units, such Person shall become an "Acquiring Person";

(iii) a Person who is the Beneficial Owner of 20% or more of the outstanding Trust Units of the Trust determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to such Person in the event that such Person shall after the Record Time become the Beneficial Owner of any additional Trust Units that increases its Beneficial Ownership of Trust Units by more than 1% of the number of Trust Units outstanding, other than through one or any combination of a Trust Unit Reduction, Permitted Bid Acquisition, Exempt Acquisition, Convertible Security Acquisition, Pro Rata

Acquisition or an acquisition pursuant to a distribution reinvestment plan of the Trust;

(iv) for the period of 10 days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units as a result of such Person becoming disqualified from relying on section 1.1(d)(B) solely because such Person makes or announces an intention to make a Take-over Bid, either alone or by acting jointly with any other Person (for the purposes of this definition "Disqualification Date" means the first date of public announcement that any Person is making or intends to make a Take-Over Bid); or

(v) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Trust Units in connection with a distribution of securities by way of prospectus or private placement;

(b) "Affiliate", when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c) "Associate", of a specified individual means (i) a spouse of such specified individual, (ii) any individual of either sex with whom such specified individual is living in a conjugal relationship outside marriage or (iii) any relative of such specified individual or of an individual mentioned in clauses (i) or (ii) of this definition if that relative has the same home as the specified individual;

(d) A Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity and includes any securities in respect of which such Person or any of such Person's Affiliates or Associates owns at law or in equity any related instalment receipts;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has, directly or indirectly the right to acquire (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement, pledge or understanding or otherwise, whether such right is exercisable immediately or within a period of 45 days thereafter and whether such right is exercisable upon the occurrence of a contingency or payment of instalments or otherwise (other than: (I) customary agreements with and between underwriters or banking group or selling group members, with respect to a distribution to the public of securities; or (II) pledges of securities in the ordinary course of business); and

(iii) any securities that are Beneficially Owned within the meaning of paragraph 1.1(d) (i) or (ii) by any other Person with which such Person or any of such Person's Affiliates or Associates is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A) where such security has been agreed to be deposited or tendered pursuant to a Permitted Lock-up Agreement or is deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any Person referred to in paragraph 1.1(d)(iii) until such deposited or tendered security is accepted unconditionally for payment or exchange or is taken up and paid for;

(B) where such Person, any of such Person's Affiliates or Associates or any Person referred to in paragraph 1.1(d)(iii), holds such security, provided that:

(1) the ordinary business of such Person (the "Investment Manager") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person;

(2) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security, and is acting, in the ordinary course of such duties for the estate of such deceased or incompetent Person or for such other accounts;

(3) such Person (the "Plan Trustee") is the administrator or trustee of one or more pension plans or funds (each a "Plan") registered under applicable laws and holds such security for the purposes of its activities as such;

(4) such Person (the "Statutory Body") is a Plan or is a Person established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) of various public bodies and the Statutory Body holds such security for the purposes of its activities as such;

(5) such Person is a Crown agent or agency (collectively, the "Crown Agent") and the ordinary business of such Person includes acting as an agent of the Crown in the management of public assets; or

(6) such Person (the "Manager") is the manager or trustee of a mutual fund ("Mutual Fund") that is registered or qualified to issue its securities to investors under applicable laws or is a Mutual Fund,

but only if the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body, the Crown Agent, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid or has not announced an

intention to make a Take-over Bid, other than an Offer to Acquire Trust Units or other securities pursuant to a distribution by the Trust or by means of a Permitted Bid or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other Person; or

(C) where such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security; or

(D) where such Person (i) is a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (ii) has an account with a Trust Company and such security is owned at law or in equity by the Trust Company, or (iii) a Plan and such security is owned at law or in equity by the Plan Trustee; or

(E) where such Person holds securities as a result of carrying on the business of, or acting as nominee for, a securities depositary.

For purposes of this Agreement, the percentage of Trust Units Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:

$$100 \times A/B$$

where:

A = the aggregate number of votes for the election of all directors generally attaching to the Trust Units Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Trust Units.

For the purposes of the foregoing formula, where any person is deemed to Beneficially Own unissued Trust Units which may be acquired pursuant to Convertible Securities, such Trust Units shall be deemed to be outstanding for the purpose of calculating the percentage of Trust Units Beneficially Owned by such person in both the numerator and the denominator, but no other unissued Trust Units which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding;

(e) "Board" means the board of directors of Shiningbank or such other Person to whom the Trust has delegated or may delegate the authority to take action in connection with the matters referred to herein;

(f) "Business Day" shall mean any day, other than a Saturday or Sunday or a day on which banking institutions in Calgary, Alberta are authorized or obligated by law to close;

(g) "Close of Business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the Calgary office of the transfer agent for the Trust Units (or after the Separation Time, the Calgary office of the Rights Agent) closes to the public;

(h) "Competing Permitted Bid" means a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of that Permitted Bid; and

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in the clause (ii) of that definition; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Trust Units will be taken up or paid for pursuant to the Take-over Bid prior to the Close of Business on the date that is no earlier than the later of (A) 35 calendar days after the date of the Take-over Bid constituting the Competing Permitted Bid; and (B) 45 calendar days following the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made; and only if at the date that the Trust Units are to be taken up, more than 50% of the Trust Units held by Independent Unitholders have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn.

(i) A Person is "controlled" by another Person or two or more other Persons acting jointly or in concert if:

(i) in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii) in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(j) "Convertible Securities" means:

(i) any right (contractual or otherwise and regardless of whether such right constitutes a security) to acquire Trust Units from the Trust; and

(ii) any securities issued by the Trust from time to time (other than the Rights) carrying any exercise, conversion or exchange right;

which is then exercisable or exercisable within a period of 45 calendar days from that time pursuant to which the holder thereof may acquire Trust Units or other securities which are convertible into or exercisable or exchangeable for Trust Units (in each case, whether such right is then exercisable or exercisable within a period of 45 calendar days from that time and whether or not on condition or the happening of any contingency);

(k) "Convertible Security Acquisitions" has the meaning set forth in the definition of "Acquiring Person";

(l) "Effective Date" shall mean January 25, 2000;

(m) "Exempt Acquisition" has the meaning set forth in the definition of "Acquiring Person";

(n) "Exercise Price" shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $50.00;

(o) "Expiration Time" means the earlier of: (i) the Termination Time; and (ii) the Close of Business on the date of the annual meeting of the unitholders of the Trust at which the Independent Unitholders do not approve the resolution referred to in Section 5.21;

(p) "Expiry Date of the Permitted Bid" means the date, which shall not be less than 45 calendar days following the date on which the proper Take-over Bid documentation relating to such Permitted Bid is sent to the unitholders of the Trust, which is indicated in such documentation as the date until which such Permitted Bid is open for acceptance;

(q) "Flip-in Event" means a transaction or event occurring subsequent to the date of this Agreement in or pursuant to which any Person becomes or may become an Acquiring Person provided, however, that a Flip-in Event shall be deemed to occur at the Close of Business on the tenth day (or later day as the Board may determine) after the Trust Unit Acquisition Date.

(r) "Independent Unitholders" shall mean holders of outstanding Trust Units, other than:

(i) any Acquiring Person;

(ii) any Offeror (other than any Person who, by virtue of subparagraph 1.1(d)(B), is not deemed to Beneficially Own the Trust Units held by such Person);

(iii) any Person acting jointly or in concert with such Acquiring Person or Offeror;

(iv) any Associate or Affiliate of such Acquiring Person, Offeror or Person referred to in (iii); or

(v) a Person who is a trustee of any employee benefit plan, deferred profit sharing plan, unit participation plan or trust for the benefit of employees of Shiningbank or a wholly-owned Subsidiary of the Trust, unless the beneficiaries of such plan or trust direct the manner in which such Trust Units are to be voted or direct whether the Trust Units are to be tendered to a Take-over Bid;

(s) "Market Price" per security of any securities on any date of determination means the average of the daily Closing Prices Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or if the date of determination is not a Trading Day, on the Trading Day immediately preceding such date of determination. The "Closing Price Per Security" of any securities on any date shall be:

(i) the closing board lot sale price or, if no such sale takes place on such date, the average of the closing bid and asked prices, as reported by the principal Canadian stock exchange (as determined by the Board) on which such securities are listed or admitted to trading;

(ii) if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price, or, in case no such sale takes place on such date, the average of the closing bid and asked prices as reported by the principal national United States securities exchange (as determined by the Board) on which such securities are listed or admitted to trading;

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each security in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board); or

(iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any reporting system (as determined by the Board), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board;

provided, however, that if for any reason none of such prices is available on such date, the Closing Price Per Security on such date shall mean the fair value per security of such securities on such date as determined in good faith by a nationally or internationally recognized Canadian investment dealer or investment banker with respect to the fair value per security of such securities. Provided further that the Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date by multiplying such amount by the United States-Canadian exchange rate set by the Bank of Canada on such date, or where no such rate is set, as determined by the Board acting in good faith;

(t) "Offer to Acquire" includes:

(i) an offer to purchase or a solicitation of an offer to sell Trust Units; and

(ii) an acceptance of an offer to sell Trust Units, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(u) "Offeror" means a Person who has announced an intention to make, or who has made, and has not withdrawn, a Take-over Bid other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;

(v) "Offeror's Securities" means the aggregate of the Trust Units Beneficially Owned on the date of an Offer to Acquire by any Person who is making a Take-over Bid;

(w) "Permitted Bid" means a Take-over Bid made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Trust Units as registered on the books of the Trust, other than the Offeror;

(ii) the Take-over Bid contains, and the take up and payment for Trust Units tendered or deposited thereunder shall be subject to, an irrevocable and unqualified provision that:

(A) no Trust Units shall be taken up or paid for pursuant to the Take-over Bid:

(1) prior to the Close of Business on a date which is not less than 45 calendar days following the date of the Take-over Bid; and

(2) if less than 50% of the Trust Units held by Independent Unitholders have been deposited pursuant to the Take-over Bid and not withdrawn;

(B) unless such Take-over Bid is withdrawn, Trust Units may be deposited pursuant to such Take-over Bid at any time during the period described in (ii)(A)(1) and that any Trust Units deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(C) if more than 50% of the then outstanding Trust Units held by Independent Unitholders have been deposited to a Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement,

provided that if a Take-over bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid;

(x) "Permitted Bid Acquisition" means an acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid;

(y) "Permitted Lock-up Agreement" means an agreement (the "Lock-up Agreement") between a Person and one or more holders of Trust Units (each such holder herein referred to as a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Trust) not later than the date of the Lock-up Bid (as hereinafter defined) or, if the Lock-up Bid has been made prior to the date of the Lock-up Agreement, not later than the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Trust Units held by such holder to a Take-over Bid (the "Lock-up Bid") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in section 1.1(d)(iii) provided that:

(i) the Lock-up Agreement permits the Locked-up Person to withdraw its Trust Units from the Lock-up Agreement in order to deposit or tender the Trust Units to another Take-over Bid or to support another transaction prior to the Trust Units being taken up and paid for under the Lock-up Bid:

(A) at a price or value per Trust Unit that is in excess of the price or value per Trust Unit offered under the Lock-up Bid; or

(B) for a number of Trust Units at least 7% greater than the number of Trust Units that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Trust Unit that is not less than the price or value per Trust Unit offered under the Lock-up Bid; or

(C) (1) that contains an offering price for each Trust Unit that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Trust Unit contained in or proposed to be contained in the Lock-up Bid and (2) does not by itself provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid; and

for greater clarity, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or other similar limitation on a Locked-up Person's right to withdraw Trust Units from the Lock-up Agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Trust Units during the period of the other Take-over Bid or transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A) 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or

transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Trust Units to the Lock-up Bid or withdraws Trust Units previously tendered thereto in order to deposit or tender such Trust Units into another Take-over Bid or support another transaction.

(z) "Person" includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation, or other incorporated or unincorporated organization, syndicate or other entity;

(aa) "Pro-Rata Acquisition" has the meaning set forth in the definition of "Acquiring Person";

(bb) "Record Time" means the Close of Business on the day before the Effective Date;

(cc) "Redemption Price" has the meaning ascribed thereto in Section 5.1;

(dd) "Right" means a right to purchase a Trust Unit pursuant to the terms and subject to the conditions set forth herein;

(ee) "Rights Certificate" means the certificates representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Exhibit "A";

(ff) "*Securities Act*" means the *Securities Act* (Alberta), as amended, and the rules and regulation or regulations made thereunder;

(gg) "Separation Time" means, subject to Section 5.1(d), the Close of Business on the 10th Trading Day after the earlier of:

(i) the Trust Unit Acquisition Date;

(ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Trust or any Subsidiary of the Trust) to commence a Take-over Bid (other than (A) a Take-over Bid which is a Permitted Bid or a Competing Permitted Bid, or (B), a Take-over Bid in respect of which the Board has determined to waive the application of Section 3.1 pursuant to Section 5.1), provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this definition, never to have been made and if the Board determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred; and

(iii) the date upon which a Permitted Bid ceases to be a Permitted Bid;

or such later date as may from time to time be determined by the Board acting in good faith provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time;

(hh) "Subsidiary" of any specified Person means any corporation or other entity controlled by such specified Person;

(ii) "Take-over Bid" means an Offer to Acquire Trust Units or securities convertible into Trust Units where the Trust Units subject to the Offer to Acquire, together with the Trust Units into which the securities subject to the Offer to Acquire are convertible, and the Offerer's Securities, constitute, in the aggregate 20% or more of the outstanding Trust Units at the date of the Offer to Acquire;

(jj) "Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Section 3.1 or 5.1 hereof;

(kk) "Trading Day", when used with respect to any securities, means a day on which the principal Canadian stock exchange or United States securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange or United States securities exchange, a Business Day;

(ll) "Trust Units" shall mean the trust units of the Trust, each trust unit representing an equal undivided beneficial interest in the Trust as constituted on the date hereof, and any other security of the Trust into which the trust units may be subdivided, consolidated, reclassified or changed;

(mm) "Trust Unit Acquisition Date" shall mean the first date of public announcement (which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section 176 (or its equivalent) of the *Securities Act*) by the Trust or an Acquiring Person indicating that a Person has become an Acquiring Person; and

(nn) "Trust Unit Reduction" means an acquisition or redemption by the Trust of Trust Units which, by reducing the number of Trust Units outstanding, increases the proportionate number of Trust Units Beneficially Owned by any Person to 20% or more of the Trust Units then outstanding.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Number and Gender

Wherever the context will require, terms used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include the other.

1.4 Sections and Headings

The division of this Agreement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "herein", "hereunder", "hereof", and similar expressions refer to this Agreement, as amended or supplemented from time to time and not to any particular Article, Section or other portion hereof and include any Agreement or instrument supplemental or ancillary hereto. Unless

something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and subsections are to Articles, Sections and subsections of this Agreement.

1.5 Statutory References

Unless the context otherwise requires, any reference to a specific section, subsection, clause, policy, or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6 Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding (whether formal or informal and whether or not in writing) with the first Person or any Affiliate thereof, acquires or offers to acquire any Trust Units (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by way of prospectus or private placement or pursuant to a pledge of securities in the ordinary course of business).

1.7 General Limitation of Liability and Indemnification

The Parties hereto acknowledge that the Trustee/Shiningbank is entering into this agreement solely in its capacity as trustee/administrator on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, Shiningbank or any of the unitholders of the Trust such that any recourse against the Trust, the Trustee, Shiningbank or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based in contract, on negligence or tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the "Trust Fund" as defined in the Trust Indenture.

ARTICLE 2
THE RIGHTS

2.1 Legend on Trust Unit Certificates

Certificates representing the Trust Units issued after the Record Time but prior to the earlier of: (i) the Separation Time; and (ii) the Expiration Time, shall also evidence, in addition to the Trust Units, one Right for each Trust Unit represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> "Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Unitholders' Rights Plan Agreement, dated as of January 25, 2000 (the "Rights Agreement"), between Shiningbank Energy Income Fund and Montreal Trust Company of Canada, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive office of the Trust. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement,

or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Trust will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Certificates representing Trust Units that are issued and outstanding at the Record Time shall also evidence one Right for each Trust Unit evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of: (i) the Separation Time; and (ii) the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Trust Unit, for the Exercise Price as at the Business Day immediately preceding the Separation Time (which Exercise Price and number of Trust Units are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Trust or any of its subsidiaries shall be void.

(b) Until the Separation Time:

(i) the Rights shall not be exercisable and no Right may be exercised; and

(ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Trust Unit registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Trust Unit.

(c) From and after the Separation Time and prior to the Expiration Time:

(i) the Rights may be exercised, and

(ii) the registration and transfer of the Rights shall be separate from and independent of Trust Units.

Promptly following the Separation Time, the Rights Agent will mail, or arrange to be mailed, to each holder of record of Rights as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights) at such holder's address as shown by the records of the Trust (the Trust hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(A) a "rights certificate" in substantially the form of Exhibit "A" hereto with registration particulars appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Trust may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or any rule or regulation of any stock exchange or quotation system on which the

Rights may from time to time be listed or traded, or to conform to usage; and

(B) a disclosure statement describing the Rights.

(d) Rights may be exercised in whole or in part (but only with respect to a whole Right) on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its office in the City of Calgary or such other office of the Rights Agent designated for that purpose by the Trust the Rights Certificate evidencing such Rights together with:

(i) an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii) payment by cash, certified cheque, banker's draft or money order payable to the order of the Trust, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Trust Units in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, with a duly executed and completed Election to Exercise that does not indicate that such Right is null and void as provided by subsection 3.1(b) and payment as set forth in subsection 2.2(d), the Rights Agent (unless otherwise instructed by the Trust if the Trust is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the Trust's transfer agent Trust Unit certificates representing the number of Trust Units to be purchased (the Trust hereby irrevocably agreeing to authorize its transfer agent to comply with all such requisitions);

(ii) after receipt of such Trust Unit certificates, deliver such certificates to, or to the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii) when appropriate, requisition from the Trust the amount of cash, if any, to be paid in lieu of issuing fractional Trust Units;

(iv) when appropriate, after receipt of such cash, deliver such cash to, or to the order of, the registered holder of the Rights Certificate; and

(v) tender to the Trust all payments received upon exercise of the Rights.

(f) If the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to Section 5.5) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Trust covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Trust Units delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Trust Units (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the formation documents of the Trust and of the Securities Act and comparable legislation of each of the other provinces and territories of Canada, and the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any Trust Units upon exercise of the Rights;

(iii) use reasonable efforts to cause all Trust Units issued upon exercise of the Rights to be listed on the principal exchanges or traded in the over-the-counter markets on which the Trust Units are listed at that time;

(iv) pay when due and payable any and all Canadian and United States federal, provincial and state transfer taxes (for greater certainty not including any income or capital taxes of the holder or exercising holder or any liability of the Trust to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Trust Units issued upon exercise of Rights, provided that the Trust shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights or the issuance or delivery of certificates for Trust Units issued upon the exercise of Rights, in a name other than that of the holder of the Rights being transferred or exercised;

(v) if applicable, cause to be reserved and kept available out of the authorized and unissued Trust Units of the Trust, the number of Trust Units that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(vi) after the Separation Time, except as permitted by Section 5.1, not take any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights; and

(vii) provide, or cause to be provided to, the Rights Agent a list of registered holders of Trust Units (as maintained by the transfer agent) as and when requested by the Rights Agent.

2.3 Adjustments to Exercise Price; Number of Rights

(a) The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(b) If the Trust shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a distribution on the Trust Units payable in Trust Units (or other securities exchangeable for or convertible into or giving a right to acquire Trust Units or other securities of the Trust) other than pursuant to any optional distribution plan;

(ii) subdivide or change the then outstanding Trust Units into a greater number of Trust Units;

(iii) combine or change the then outstanding Trust Units into a smaller number of Trust Units; or

(iv) issue any Trust Units (or other securities exchangeable for or convertible into or giving a right to acquire Trust Units) in respect of, in lieu of or in exchange for existing Trust Units, in a reclassification, amalgamation, merger, statutory arrangement or consolidation,

the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights) shall be adjusted as follows:

(A) if the Exercise Price and number of Rights outstanding are to be adjusted:

(1) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Trust Units that a holder of one Trust Unit immediately prior to such distribution, subdivision, change, combination or issuance would hold thereafter as a result thereof (the "Adjustment Factor"); and

(2) each Right held prior to such adjustment will become that number of Rights equal to the Adjustment Factor,

and the adjusted number of Rights will be deemed to be allocated among the Trust Units with respect to which the original Rights were associated (if they remain outstanding) and the Trust Units issued in respect of such distribution, subdivision, change, combination or issuance, so that each such Trust Unit will have exactly one Right associated with it.

(B) if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution, subdivision, change, combination or issuance would hold thereafter as a result thereof.

(c) If after the Record Time and prior to the Expiration Time, the Trust shall issue any of its securities other than Trust Units in a transaction of a type described in subsection 2.3(b)(i) or 2.3(b)(iv), such securities shall be treated herein as nearly

equivalent to Trust Units as may be practicable and appropriate under the circumstances and the Trust and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(d) If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1 hereof.

(e) If the Trust shall at any time after the Record Time and prior to the Separation Time issue any Trust Units otherwise than in a transaction referred to in subsections 2.3(b)(i) to 2.3(b)(iv), each such Trust Unit so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Trust Unit.

(f) If the Trust shall, at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Trust Units of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Trust Units (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units) at a price per Trust Unit (or, in the case of a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units, having a conversion, exchange or exercise price per Trust Unit (including the price required to be paid to purchase such convertible or exchangeable security or right)) less than the Market Price per Trust Unit on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction:

(i) of which the numerator shall be the number of Trust Units outstanding on such record date plus the number of Trust Units which the aggregate offering price of the total number of Trust Units so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price per Trust Unit; and

(ii) of which the denominator shall be the number of Trust Units outstanding on such record date plus the number of additional Trust Units to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

If such subscription price may be paid by delivery of consideration, part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holder of the Rights. Such adjustment shall be made successively whenever such a record date is fixed and in the event that such rights or warrants are not so issued, the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

For purposes of this Agreement, the granting of the right to purchase Trust Units (whether from treasury or otherwise) pursuant to any distribution reinvestment plan or any Trust Unit participation plan providing for the reinvestment of distributions or the

investment of periodic optional payments or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants by the Trust) shall not be deemed to constitute an issue of rights or warrants by the Trust; provided, however, that in the case of any distribution reinvestment or Trust Unit participation plan, the right to purchase Trust Units is at a price per Trust Unit of not less than 90% of the current market price per Trust Unit (determined as provided in such plans) of the Trust Units.

(g) If the Trust shall, at any time after the Record Time and prior to the Expiration Time, fix a record date for the making of a distribution to all holders of Trust Units (including any such distribution made in connection with a merger in which the Trust is the continuing entity) of evidences of indebtedness, cash or assets (other than an ordinary course distribution or a distribution referred to in subsection 2.3(b)(i)) or of rights or warrants entitling them to subscribe for or purchase Trust Units (excluding those referred to in subsection 2.3(f)) at a price per Trust Unit (or, in the case of a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units, having a conversion, exchange or exercise price per Trust Unit (including the price required to be paid to purchase such convertible or exchangeable security or right)) less than the Market Price per Trust Unit on such record date, the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the assets, evidences of indebtedness, cash, rights or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

(h) Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i) the payment or effective date for the applicable distribution, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to subsection 2.3(b) above; and

(ii) the record date for the applicable distribution, in the case of an adjustment made pursuant to subsections 2.3(f) or 2.3(g) above, subject to readjustment to reverse the same if such distribution is not made.

(i) If the Trust shall at any time after the Record Time and prior to the Expiration Time issue any securities (other than Trust Units), or rights or warrants to subscribe for or purchase any such securities or securities convertible into or exchangeable for any such securities, in a transaction of a type referred to in subsections 2.3(b)(i) to 2.3(b)(iv), 2.3(f) or 2.3(g) above and, if the Board acting in good faith determines that the adjustments contemplated by subsections 2.3(b), 2.3(f) and 2.3(g) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Board may, subject to receipt of all necessary regulatory approvals, determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding subsections 2.3(b), (f) and (g) above, such adjustments, rather than the adjustments contemplated by subsections 2.3(b), 2.3(f) and 2.3(g) above, shall be made, subject to the prior consent of the holders of Trust Units or Rights as set forth in subsections 5.4(b) or 5.4(c), and upon receiving such consent the Trust and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(j) Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(j) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments made pursuant to this Section 2.3 shall be calculated to the nearest cent or to the nearest hundredth of a Trust Unit or Right, as the case may be. Whenever an adjustment is made to the Exercise Price, the Trust shall promptly file with the Rights Agent and the transfer agent for the Trust Units a copy of a certificate setting forth such adjustment and a brief statement of facts accounting for it and mail a summary thereof to the holders of Rights.

(k) All Rights originally issued by the Trust subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Trust Units purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(l) In any case in which this Section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Trust may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Trust Units and other securities of the Trust, issuable upon such exercise over and above the number of Trust Units and other securities of the Trust, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Trust shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Trust Units (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(m) Notwithstanding anything in this Section 2.3 to the contrary, the Trust shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgement the Board shall determine to be advisable in order that any:

(i) consolidation or subdivision of Trust Units;

(ii) issuance wholly or in part for cash of any Trust Units or securities that by their terms are convertible into or exchangeable for Trust Units;

(iii) Trust Unit distributions; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Trust to holders of its Trust Units shall not be taxable to such unitholders.

(n) The Trust covenants and agrees that, after the Separation Time, it will not, except as permitted by Section 5.1 or 5.4, take any action, if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(o) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to

represent the securities so purchasable which were represented in the initial Rights Certificates issued hereunder.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Trust Units or other securities, property or assets, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Trust Units or other securities, property or assets, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Person hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Trust Unit transfer books of the Trust are closed, such Person shall be deemed to have become the record holder of such Trust Units on, and such certificate shall be dated, the next succeeding Business Day on which the Trust Unit transfer books of the Trust are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Trust by any one officer or director of Shiningbank. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of Shiningbank shall bind the Trust, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Trust learns of the Separation Time, the Trust will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Trust to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Trust) and send such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) After the Separation Time, the Trust will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Trust will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Trust and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) and 3.1(b) below, the Trust will execute, and the Rights Agent will countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more

new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Trust, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Trust or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate, under this Section 2.6, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.7 Mutilated, Lost, Stolen and Destroyed Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Trust shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Trust and the Rights Agent prior to the Expiration Time: (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such security or indemnity as may be required by them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Trust or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Trust shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate, shall evidence an original additional contractual obligation of the Trust, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners

The Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes

whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Trust Units).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Trust may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Trust may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Trust.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Trust and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Trust Unit;

(c) that, after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d) that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) for registration of transfer, the Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Trust Unit certificate made by anyone other than the Trust or the Rights Agent) for all purposes whatsoever, and neither the Trust nor the Rights Agent shall be affected by any notice to the contrary;

(e) that, such holder of Rights has waived its right to receive any fractional Rights or any fractional Trust Units or other securities, upon exercise of a Right (except as provided herein);

(f) that, such holder of Rights shall not be entitled to any payment on a redemption of Rights hereunder if the payment owing to the holder would be less than $2.00;

(g) that, if expressly provided in this Agreement, without the approval of any holder of Rights or Trust Units and upon the sole authority of the Board, this Agreement may be supplemented or amended from time to time as provided herein; and

(h) notwithstanding anything in this Agreement to the contrary, neither the Trust nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by a governmental authority, prohibiting or otherwise restraining performance of such obligations.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event

(a) Subject to subsection 3.1(b) and subsections 5.1(b), (c) and (d), in the event that prior to the Expiration Time a Flip-in Event occurs, the Board shall take such action as shall be necessary to ensure and provide, within 10 Business Days or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation, so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Trust, upon exercise thereof in accordance with the terms hereof, that number of Trust Units having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Trust Units).

(b) Notwithstanding the foregoing or any other provisions of this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Trust Unit Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person); or

(ii) a transferee of Rights, direct or indirect, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) in a transfer made after the date hereof, whether or not for consideration, that the Board acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) that has the purpose or effect of avoiding subsection 3.1(b)(i),

shall become null and void without any further action and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provisions of this Agreement and shall not have any other rights whatsoever in respect of such Rights, whether under any provision of this Agreement or otherwise. The holder of any

Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall become null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either subsections 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

> "The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement."

provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but is required to impose such legend only if instructed to do so by the Trust or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person or an Affiliate or Associate thereof.

(d) In the event that there shall not be sufficient Trust Units authorized for issuance to permit the exercise in full of the Rights in accordance with this section, the Trust shall take all such action as may be necessary to authorize additional Trust Units for issuance upon the exercise of the Rights.

3.2 Further Acts

Nothing contained in this Article 3 shall be construed as limiting or prohibiting the Trust or any offeror from proposing or engaging in any acquisition, disposition or other transfer of any securities of the Trust, any merger, amalgamation, arrangement, recapitalization or business combination or transaction involving the Trust, any sale or other transfer of assets of the Trust, any liquidation, dissolution or winding up of the Trust or any other business combination or other transaction, or any other action by the Trust or any offeror; provided that the holders of Rights shall have the rights set forth in this Agreement with respect to any such acquisition, disposition, transfer, merger, amalgamation, arrangement, recapitalization, sale, liquidation, dissolution, winding up, business combination or transaction or action.

3.3 Fiduciary Duties of the Board

Nothing contained in this Article 3 shall be considered to affect the obligations of the Board to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board shall not be entitled to recommend that holders of the Trust Units reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or

alternative Take-over Bids or other proposals with respect to any Take-over Bid) that the Board believes is necessary or appropriate in the exercise of its fiduciary duties.

ARTICLE 4
THE RIGHTS AGENT

4.1 General

(a) The Trust hereby appoints the Rights Agent to act as agent for the Trust and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Trust may from time to time appoint such co-rights agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Trust appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Trust may determine. The Trust agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert retained by the Rights Agent with the approval of the Board, such approval not to be unreasonably withheld). The Trust also agrees to indemnify the Rights Agent, its directors, officers, agents and employees for, and to hold them harmless against, any loss, liability, damages or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for, or in respect of, any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Trust Units, Rights Certificate, certificate for other securities of the Trust, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged by the proper Person or Persons.

(c) The Trust shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers and directors of Shiningbank.

4.2 Merger, Amalgamation, Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor rights agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor rights agent is a party, or any corporation succeeding to the unitholder or stockholder services business of the Rights Agent or any successor rights agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the

parties hereto, provided that such corporation would be eligible for appointment as a successor rights agent under the provisions of Section 4.4 hereof. In case at the time such successor rights agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor rights agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor rights agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor rights agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Trust and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Trust) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Trust (such approval not to be unreasonably withheld), and at the expense of the Trust, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Trust prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be an officer or director of Shiningbank and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct;

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Trust Units, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Trust only;

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the authorization, execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for Trust Units or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Trust of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Trust Units to be issued pursuant to this Agreement or any Rights or as to any Trust Units, when issued, being duly and validly authorized, issued and delivered as fully paid and non-assessable;

(f) The Trust agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any individual designated in writing by Shiningbank, and to apply to such individual for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual; it is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions;

(h) The Rights Agent and any unitholder or stockholder, director officer or employee of the Rights Agent may buy, sell or deal in Trust Units, Rights or other securities of the Trust or become pecuniarily interested in any transaction in which the Trust may be interested, or contract with or lend money to the Trust or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Trust or for any other legal entity; and

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Trust resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Trust) in writing mailed to the Trust and to each

transfer agent of Trust Units by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. The Trust may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Trust Units by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Trust will appoint a successor to the Rights Agent. If the Trust fails to make such appointment within a period of 30 days after such removal or after it has received notice in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the resigning Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor rights agent, whether appointed by the Trust or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof and authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor rights agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but upon payment by the Trust to the predecessor Rights Agent of outstanding fees and expenses owing by the Trust, the predecessor Rights Agent shall deliver and transfer to the successor rights agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Trust will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Trust Units and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor rights agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption, Waiver and Termination

(a) The Board acting in good faith may, with the prior consent of holders of Trust Units or of the holders of the Rights given in accordance with Section 5.1(f) or (g), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. The Board may, prior to the date of the unitholders' meeting described in Section 5.19, elect to redeem all but not less than all of the then outstanding Rights without the approval of the holders of Rights or Trust Units, provided such redemption is otherwise in accordance with this Section 5.1(a).

(b) With the prior consent of the holders of Trust Units obtained in accordance with subsection 5.1(f), the Board may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Trust Units otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units and otherwise than in the circumstances set forth in subsection 5.1(d), waive the application of Section 3.1 to such Flip-in Event. In the event that the Board proposes such a waiver, the Board shall extend the Separation

Time to a date subsequent to and not more than 10 Business Days following the meeting of unitholders called to approve such waiver.

(c) Subject to Section 5.1(b), the Board acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a takeover bid circular sent to all holders of record of Trust Units; further provided that if the Board waives the application of Section 3.1 to such a Flip-in Event, the Board shall be deemed to have waived the application of Section 3.1 to any Flip-in Event occurring by reason of any Take-over Bid made by means of a take-over bid circular to all holders of record of Trust Units which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Section 5.1(c).

(d) The Board may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i) the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii) such Acquiring Person has reduced its Beneficial Ownership of Trust Units such that at the time of the waiver pursuant to this subsection 5.1(d), it is no longer an Acquiring Person and has provided the Board with satisfactory evidence thereof, and in the event of any such waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.

(e) The Board shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid or a Take-over Bid in respect of which the Board has waived, or is deemed to have waived, pursuant to Section 5.1(c), the application of Section 3.1, takes up and pays for the Trust Units pursuant to the terms and conditions of the Permitted Bid or Take-over Bid, as the case may be.

(f) If a redemption of Rights pursuant to Section 5.1(a) or a waiver of a Flip-in Event pursuant to Section 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Trust Units. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Unitholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the formation documents of the Trust.

(g) If a redemption of Rights pursuant to Section 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by a

Person referred to in clauses (i) to (v) inclusive of the definition of Independent Unitholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the formation documents of the Trust with respect to meetings of unitholders of the Trust.

(h) Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all of the outstanding Rights at the Redemption Price. Notwithstanding such redemption, all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and Rights shall remain attached to the Trust Units, subject to and in accordance with the terms of this Agreement.

(i) If the Board elects to or is deemed to have elected to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, if applicable, and no further Rights shall thereafter be issued.

(j) Within 10 Business Days of the Board electing or having been deemed to have elected to redeem the Rights, the Trust shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the register for Trust Units maintained by the Trust's transfer agent. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made. The Trust may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or in connection with the purchase of Trust Units prior to the Separation Time.

(k) The Trust shall give prompt notice to the Rights Agent of any waiver or proposed waiver of the application of Section 3.1 made by the Board.

5.2 Expiration

No person will have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1 hereof.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Trust may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the number or kind or class of Trust Units purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) The Trust may make, without the approval of the holders of Rights or Trust Units, any amendments to this Agreement to correct any clerical or typographical error, or which are required to maintain the validity and effectiveness of the Agreement as a result of any change in any applicable laws, rules or regulatory requirements. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be

made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to subsection 5.4(a), the Trust may, with the prior consent of the holders of Trust Units obtained as set forth below, at any time before the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Trust Units at a special meeting called and held in compliance with applicable laws, rules and regulatory requirements and the requirements in the formation documents of the Trust. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by all Independent Unitholders represented in person or by proxy at the special meeting.

(c) The Trust may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a special meeting of holders of Rights called and held in compliance with applicable laws, rules and regulatory requirements and, to the extent possible, with the requirements in the formation documents of the Trust applicable to meetings of holders of Trust Units, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to subsection 3.1(b)), represented in person or by proxy at the special meeting.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the formation documents of the Trust with respect to meetings of unitholders of the Trust.

(e) Any amendments made by the Trust pursuant to subsection 5.4(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:

(i) if made before the Separation Time, be submitted to the unitholders at the next meeting of unitholders and the unitholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of unitholders of the Trust and the holders of Rights may, by resolution on passed by the majority referred to in Subsection 5.4(d) confirm or reject such amendment.

Any amendment, variation or deletion shall be effective from the date of the resolution of the Board adopting such amendment, variation or deletion until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment, variation or deletion is confirmed, it continues in effect in the form so confirmed. If such amendment, variation or deletion is rejected by the unitholders or the holders of Rights or is not submitted to the unitholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the unitholders or holders of Rights, as the case may be.

5.5 Fractional Rights and Fractional Trust Units

(a) The Trust will not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid, to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such fractional Rights, as of the date such fractional Right would otherwise be issuable.

(b) The Trust shall not be required to issue fractional Trust Units upon exercise of the Rights or to distribute certificates that evidence fractional Trust Units. In lieu of issuing fractional Trust Units, the Trust shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Trust Unit at the date of such exercise.

5.6 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Trust to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7 Holder of Rights Not Deemed a Unitholder

No holder, as such, of any Rights shall be entitled to vote, receive distribution or be deemed for any purpose the holder of Trust Units or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a unitholder of the Trust or any right to vote for the election of directors, or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any action of the Trust or Shiningbank, or to receive notice of meetings or other actions affecting unitholders (except as provided in Section 5.8 hereof) or to receive distributions or

subscription rights or otherwise, until such Rights or Right to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

5.8 Notice of Proposed Actions

In case the Trust proposes after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Trust's permission is required) any Flip-in Event; or

(b) to effect the liquidation, dissolution or winding up of the Trust or the sale of all or substantially all of the Trust's assets,

then, in each such case, the Trust shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of the taking of such proposed action by the Trust.

5.9 Notices

Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Trust will be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, or by fax machine (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Trust following the giving of the notice or demand by fax); addressed (until another address is filed in writing with the Rights Agent or the Trust, as applicable), as follows:

(a) if to the Trust:

Shiningbank Energy Income Fund
c/o Shiningbank Energy Ltd.
Suite 1310, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Fax: (403) 268-7499
Attention: Corporate Secretary or Chief Financial Officer

(b) if to the Rights Agent:

Computershare Trust Company of Canada
7th Floor, Western Gas Tower
530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Fax: (403) 267-6598
Attention: Manager, Corporate Trust Department

(c) if to the holder of any Rights:

to the address of such holder as it appears on the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Trust for the Trust Units. Any notice which is mailed or sent or delivered in the manner herein provided for shall be deemed given whether or not the holder receives the notice.

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Trust and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Trust or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Trust or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means of publication once in each of two successive weeks in the business section of a national newspaper and, as long as the Trust has a transfer agent in the United States, in a daily publication in the United States designated by the Trust, or in such other publication or publications as may be designated by the Trust and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.10 Costs of Enforcement

The Trust agrees that if the Trust fails to fulfill any of its obligations pursuant to this Agreement, then the Trust will reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11 Regulatory Approvals

Any obligation of the Trust or action or event contemplated by this Agreement, or any amendment to this Agreement, shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt security) of the Trust upon the exercise of Rights and any amendment to this Agreement shall be subject to the prior consent of the stock exchange on which the Trust Units are listed, if required.

5.12 Declaration as to Non-Canadian Holders

If in the opinion of the Board (who may rely on the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada, the Board acting in good faith may take such actions as it may deem appropriate to ensure such compliance. In no event shall the Trust or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.13 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Trust or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.14 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Trust, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Trust, the Rights Agent and the holders of the Rights.

5.15 Governing Law

This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes will be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.16 Language

The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in English.

5.17 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.18 Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision will be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.19 Effective Date

Upon being confirmed and approved by resolution passed by a majority of the votes cast by Independent Unitholders who vote in respect of confirmation of this Agreement at a meeting of unitholders to be held not later than the date on which the annual meeting of unitholders of the Trust held in 2006 terminates, this Agreement shall be effective and in full force and effect in accordance with its terms from and after the Effective Date and amends, restates and replaces in its entirety the Original Agreement. Pending such reconfirmation and approval only the provisions of this Section 5.19 and Sections 5.4, 5.17, 5.21 and 5.22 and defined terms referred to in such Sections shall be effective and in full force and effect.

5.20 Time of the Essence

Time shall be of the essence hereof.

5.21 Unitholder Review

At the annual meeting of unitholders of the Trust held in 2009, and at every third annual meeting of unitholders of the Trust held thereafter, provided that a Flip-in Event has not occurred prior to such time, the Board shall submit a resolution to the Independent Unitholders for their consideration and, if thought fit approval, ratifying the continued existence of this Agreement. For greater certainty, any such annual

meeting of unitholders will be held in accordance with applicable laws and the formation documents of the Trust. If a majority of the votes cast by Independent Unitholders who vote in respect of such resolution are voted against the continued existence of this Agreement, the Board shall, immediately upon the confirmation by the chairman of such unitholders' meeting of the result of the vote on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

5.22 Determinations and Actions by the Board

All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board in good faith, shall not subject any member of the Board to any liability whatsoever to the holders of the Rights.

Executed and Delivered

EXHIBIT A
FORM OF RIGHTS CERTIFICATE

Certificate No. ______

______ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE TRUST, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM, MAY BECOME VOID.

Rights Certificate

This certifies that ________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Unitholders' Rights Plan Agreement dated as of January 25, 2000 as amended from time to time (the "Rights Agreement") among Shiningbank Energy Income Fund, an open-ended investment trust created under the laws of Alberta (the "Trust"), Shiningbank Energy Ltd. ("Shiningbank"), a body corporate incorporated under the laws of Alberta, and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as Rights Agent (the "Rights Agent"), which term shall include any successor rights agent under the Rights Agreement, to purchase from the Trust at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid trust unit of the Trust (a "Trust Unit") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in the City of Calgary or in such other cities as may be designated by the Trust from time to time. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price is $50.00.

In certain circumstances described in the Rights Agreement, the number of Trust Units, which each Right entitles the registered holder thereof to purchase, shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, the terms, provisions and conditions of which are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Trust, Shiningbank and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the principal executive offices of the Trust and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Trust at a redemption price of $0.00001 per Right, subject to adjustment in certain events, under certain circumstances, at its option.

No fractional Trust Units will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Trust Units or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a unitholder of the Trust or any right to vote for the election of directors or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting unitholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until the Rights Agent shall have countersigned it.

WITNESS the facsimile signature of the proper officers of the Trust and its corporate seal.

Date: ______________________

By: Shiningbank Energy Ltd.
On behalf of the Shiningbank Energy Income Fund

______________________ ______________________
Authorized Officer Authorized Officer

Countersigned:

Montreal Trust Company of Canada

Per: ______________________
Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder
if such holder desires to transfer the Rights represented by this Rights Certificate.)

FOR VALUE RECEIVED ______________________ hereby sells, assigns and transfers to:

____

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints ______________________ as attorney, to transfer the within Rights on the books of the Trust, with full power of substitution.

Dated: ____________________

Signature Guaranteed:

____

Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Trust Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: ____________________

Signature Guaranteed:

____

Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form

of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Trust will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO: SHININGBANK ENERGY INCOME FUND (the "Trust")
AND TO: RIGHTS AGENT

NEITHER THE RIGHTS NOR THE TRUST UNITS ISSUABLE UPON THE EXERCISE OF THE RIGHTS HAVE BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), AND THIS RIGHT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A "U.S. PERSON" (AS THAT TERM IS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT) IN THE ABSENCE OF AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND THE DELIVERY TO THE ISSUER OF A WRITTEN OPINION OF COUNSEL OR OTHER EVIDENCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED.

The undersigned hereby irrevocably elects to exercise ______________________________ whole Rights represented by the Rights Certificate to purchase the Trust Units (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such units be issued in the name of:

____

____
Address

____
Social Insurance, Social Security or Other Taxpayer Identification Number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____

____
Address

____
Social Insurance, Social Security or Other Taxpayer Identification Number

The undersigned represents, warrants and certifies as follows **[PLEASE CHECK ONE]**:

A. ☐ The undersigned holder: (i) at the time of exercise of these Rights is not in the United States, (ii) is not a "U.S. person" as defined in Regulation S under the *United States Securities Act of 1933*, as amended (the "U.S. Securities Act") and (iii) is not exercising these Rights for the account or on behalf of a "U.S. Person"; or

B. ☐ An exemption from registration under the U.S. Securities Act and any applicable state securities law is available, and attached hereto is an opinion of counsel to such effect, it being understood that any opinion of counsel tendered in connection with the exercise of these Rights must be in form and substance satisfactory to the Trust.

Dated: ______________________ Signature: ______________________

Signature Guaranteed: Print Name: ______________________

Signature Guarantee: Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever. Signature must be guaranteed by Canadian chartered bank or trust company, a member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (Stamp) Program.

To be completed by exercisor if true:

The undersigned hereby represents, for the benefit of all holders of Rights and Trust Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert therewith. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

Dated: ______________________ Signature: ______________________

Print Name: ______________________

NOTICE

In the event the Certificate set forth above in the applicable Form of Election to Exercise is not completed, the Trust will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof and, in the case of an Assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate. Capitalized terms shall have the meaning ascribed thereto in the Rights Agreement.

CAL_LAW\ 1036951\4